UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   37935Y 206
                                  ------------
                                 (CUSIP Number)

                               J. MARK RUBENSTEIN
                        VICE PRESIDENT - WHOLESALE SALES
                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                         115 CHRISTOPHER COLUMBUS DRIVE
                                    SUITE 201
                              JERSEY CITY, NJ 07302
                  ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notice and Communication)


                                FEBRUARY 6, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 37935Y 206


        1. Names of Reporting Persons
        I.R.S. Identification Nos.  of above persons (entities only).

               J. Mark Rubenstein
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        2. Check the Appropriate Box if a Member of a Group (See Instructions)

        a.
          ---------------------------------------------------------------------
        b.
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        3.  SEC Use Only
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        4.     Source of Funds      OO
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        5. Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)

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        6.     Citizenship or Place of Organization      USA

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Number of       7.  Sole Voting Power                401,284
Shares              -----------------------------------------------------------
Bene-
ficially by     8.  Shared Voting Power              0
Owned by            -----------------------------------------------------------
Each
Reporting       9.  Sole Dispositive Power           401,284
Person              -----------------------------------------------------------
With
                10. Shared Dispositive Power         0
                    -----------------------------------------------------------

                11.  Aggregate Amount Beneficially Owned by the Reporting Person
                                                     401,284
--------------------------------------------------------------------------------

                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                        Shares
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                13.  Percent of Class Represented by Amount in Row (11)
                                                     6.7%
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                14.  Type of Reporting Person         IN

                     ----------------------------------------------------------

                     ----------------------------------------------------------

                     ----------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        Common Stock, par value $.01 of Global Telecommunication Solutions, Inc., 115 Christopher Columbus Drive, Suite 201, Jersey City, NJ 07302.


ITEM 2. IDENTITY AND BACKGROUND

        (a) The reporting person is J. Mark Rubenstein (the "Reporting Person").

        (b) The address for the Reporting Person is Global Telecommunication Solutions, Inc., 115 Christopher Columbus Drive, Suite 201, Jersey City, NJ 07302

        (c) The Reporting Person is principally employed as the Vice President - Wholesale Sales of Global Telecommunication Solutions, Inc. (the "Issuer")

        (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to an Agreement and Plan of Merger dated February 6, 1998 (the "Merger Agreement"), Centerpiece Communications, Inc. ("Centerpiece"), a corporation formerly wholly-owned by the Reporting Person, was merged (the "Merger") into the Issuer. In exchange for his interest in Centerpiece, the Reporting Person received 401,284 shares of the common stock of the Issuer and other consideration.

        Centerpiece was formed by the Reporting Person in 1995, and was wholly owned by him on the effective date of the Merger.


ITEM 4. PURPOSE OF TRANSACTION

        The Shares were acquired for investment purposes pursuant to the terms of the Merger Agreement.

        In connection with the transactions governed by the Merger Agreement, the Reporting Person will be nominated to the Board of Directors of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The Reporting Person owns directly and beneficially 401,284 shares of the common stock of the Issuer (the "Shares"), representing 6.7% of the outstanding common stock of the Issuer.

        (b) The Reporting Person has the sole power to vote and dispose of the Shares. The Reporting Person does not share the power to vote or direct the vote or the power to dispose or direct the disposition of any of the shares of the common stock of the Issuer.

        (c) On February 6, 1998, the Reporting Person acquired the Shares directly from the Issuer pursuant to the terms of the Merger Agreement.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Merger Agreement provides the Reporting Person with certain registration rights with respect to the Shares. Additionally, the Reporting Person and Sheldon Finkel, a significant stockholder of the Issuer, have entered into a Stockholders' Agreement dated February 6, 1998 which grants the Reporting Person "tag along rights" in the event of a sale by Mr. Finkel of shares of the Issuer owned by him.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        7.1 Merger Agreement dated February 6, 1998 by and among the Issuer, CCI Acquisition Corp., Centerpiece, and the Reporting Person.

        7.2 Stockholders' Agreement dated February 6, 1998 by and among the Reporting Person and Sheldon Finkel.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    4/27/98
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Date

    /S/ J. MARK RUBENSTEIN
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Signature

    J. Mark Rubenstein
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Name/Title

                                 EXHIBIT INDEX


EXHIBIT                                 DESCRIPTION
-------                                 -----------


    7.1 Merger Agreement dated February 6, 1998 by an among the Issuer, CCI Acquisition Corp., Centerpiece, and the Reporting Person.

    7.2 Stockholders' Agreement dated February 6, 1998 by and among the Reporting Person and Sheldon Finkel.